RECEIVED

2008 SEP 30 A 8:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cobham plc
Brook Road, Wimborne,
Dorset, BH21 2BJ, England
T: +44 (0)1202 882020
F: +44 (0)1202 840523

Our ref: L/COB/88.2/8037

26th September 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549, USA

SUPPL





08005094

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. Notice of allotment of shares or securities on Form 88(2) dated 18 September 2008.
2. 2 x General Purposes Committee resolution allotting securities dated 18 September 2008.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

E Evans
Chief Legal Officer & Company Secretary

PROCESSED
OCT 01 2008
THOMSON REUTERS

9/30


SECRETARIAT

88(2)

Please complete in typescript, or in bold black capitals
CHFP029

RECEIVED
2008 SEP 30 A 8:17

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	09	2008			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	46,766		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING Address: UK Postcode	Class of shares allotted Ordinary 2.5p, £,	Number allotted 10,356
Name: ROOD NOMINEES LIMITED (CREST PARTICIPANT DT01/CREST MEMBER ACCOUNT CFIN) Address: 20 FENCHURCH STREET, LONDON, ENGLAND UK Postcode EC3P 3DB	Class of shares allotted Ordinary 2.5p, £,	Number allotted 36,410
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date [illegible]

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ELEANOR EVANS, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

File No. 8234923

Closure Report
Originator: Yorkshire Building Society
Dated: 17th September 2008

AccountNumber	GrantDate	Term	Option Price	Share Premium	Title	Surname	Initials	Employee No	Exercised$	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
005774284466	151105	3	1.24	1.215	MR	JARVIS	PJ	000736	552	684.48	WILBY	84 CHALKLANDS	BOURNE END		SL8 5TJ	PAUL JOHN	CEL
006634399567	061106	3	1.53	1.505	MR	JARVIS	PJ	000736	2748	4204.44	WILBY	84 CHALKLANDS	BOURNE END		SL8 5TJ	PAUL JOHN	CEL
007007496668	191107	3	1.63	1.605	MR	JARVIS	PJ	736	103	167.89	WILBY	84 CHALKLANDS	BOURNE END		SL8 5TJ	PAUL JOHN	CEL
005777044966	151105	3	1.24	1.215	MR	QUIGLEY	B	6551	765	948.6	27 THE TUSSOCKS	MARCHWOOD	SOUTHAMPTON		SO40 4YE	BRYCE	FRL
006635000267	061106	3	1.53	1.505	MR	QUIGLEY	B	6551	504	771.12	27 THE TUSSOCKS	MARCHWOOD	SOUTHAMPTON		SO40 4YE	BRYCE	FRL
007008114868	191107	3	1.63	1.605	MR	QUIGLEY	B	R6551	142	231.46	27 THE TUSSOCKS	MARCHWOOD	SOUTHAMPTON		SO40 4YE	BRYCE	FRL
005777238766	151105	5	1.24	1.215	MR	STERNE	NGC	0066	1402	1738.48	22 ASHDOWN ROAD	FAWLEY	SOUTHAMPTON		SO45 1EF	NICHOLAS	CEL
008870675765	161104	5	1.076	1.051	MR	STERNE	NGC	0066	4140	4454.64	22 ASHDOWN ROAD	FAWLEY	SOUTHAMPTON		SO45 1EF	NICHOLAS	CEL
								Totals:	10356	£13,201.11							

RECEIVED
2008 SEP 30 A 8: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 18th September 2008

Present:	A E Cook	-	Chairman
	W G Tucker		
In attendance:	A Weston	-	Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participant(s) listed on the share-save closure schedule received from the Yorkshire Building Society dated 17th September 2008 had given notice to the company (such notice being accompanied by the appropriate subscription price of £13,201.11) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedules.

1.2 It was resolved that a total of 10,356 new ordinary shares of 2.5p nominal value each be allotted to the said participant(s) in accordance with the particulars set out in the closure schedules dated 17th September 2008 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each.

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares;

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.



....
Chairman

Closure Report																	
Originator:	Yorkshire Building Society																
Dated:	17th September 2008																
			Option	Share				Employee									
AccountNumber	GrantDate	Term	Price	Premium	Title	Surname	Initials	No	Exercised$	Cost	Address1	Address2	Address3	Address4	Postcode	Forenames	Location
005774284466	151105	3	1.24	1.215	MR	JARVIS	PJ	000736	552	684.48	WILBY	84 CHALKLANDS	BOURNE END		SL8 5TJ	PAUL JOHN	CEL
006634399567	061106	3	1.53	1.505	MR	JARVIS	PJ	000736	2748	4204.44	WILBY	84 CHALKLANDS	BOURNE END		SL8 5TJ	PAUL JOHN	CEL
007007496668	191107	3	1.63	1.605	MR	JARVIS	PJ	736	103	167.89	WILBY	84 CHALKLANDS	BOURNE END		SL8 5TJ	PAUL JOHN	CEL
005777044966	151105	3	1.24	1.215	MR	QUIGLEY	B	6551	765	948.6	27 THE TUSSOCKS	MARCHWOOD	SOUTHAMPTON		SO40 4YE	BRYCE	FRL
006635000267	061106	3	1.53	1.505	MR	QUIGLEY	B	6551	504	771.12	27 THE TUSSOCKS	MARCHWOOD	SOUTHAMPTON		SO40 4YE	BRYCE	FRL
007008114868	191107	3	1.63	1.605	MR	QUIGLEY	B	R6551	142	231.46	27 THE TUSSOCKS	MARCHWOOD	SOUTHAMPTON		SO40 4YE	BRYCE	FRL
005777238766	151105	5	1.24	1.215	MR	STERNE	NGC	0066	1402	1738.48	22 ASHDOWN ROAD	FAWLEY	SOUTHAMPTON		SO45 1EF	NICHOLAS	CEL
008870675765	161104	5	1.076	1.051	MR	STERNE	NGC	0066	4140	4454.64	22 ASHDOWN ROAD	FAWLEY	SOUTHAMPTON		SO45 1EF	NICHOLAS	CEL
								Totals:	10356	£13,201.11							

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held by electronic communication on 18th September 2008

Present:	A E Cook W G Tucker	-	Chairman
In attendance:	A Weston	-	Secretary

1. It was reported that the participant below had given notice to the company in compliance with the scheme rules exercising his options in accordance with the following particulars:

1.1 **The Cobham Executive Share Option Scheme (2004)**

Date of Grant	Name	Date of Notice	No. of Shares	Subscription Price
20/04/06	R Sismey	18.09.08	2,622 (A)	£ 4,859.35
19/10/05	"	"	14,378 (A)	£22,429.68
20/04/06	"	"	19,410 (U)	£35,972.54

It was resolved that a total of 36,410 new ordinary shares of 2.5p nominal value each be allotted in accordance with the following particulars such shares to rank pari passu with the existing ordinary shares of 2.5p each.

Name	No. of Shares	Premium per Share (£)
R Sismey	2,622	1.8283
	14,378	1.5350
	19,410	1.8283

1.2 It was further resolved that the secretary be instructed:

1.2.1 to direct the Registrars to prepare as soon as possible a definitive share certificate for 36,410 ordinary shares of 2.5p each in the company allotted to Rood Nominees Limited [Crest Account CFIN/Participant DT01];

1.2.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue the shares.

2. There being no further business the meeting closed.



....
Chairman

END